SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

Under the Securities Exchange Act of 1934

Gogo Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

38046C109

(CUSIP Number)

300 N. LaSalle Street

Suite 5600

Chicago, Illinois 60654

Attention: Jeffrey S. Wright

(312) 382-2200

COPY TO:

Eli Hunt

Ryan Bekkerus

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Tel: (212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 2, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 38046C109

1	NAMES OF REPORTING PERSONS Silver (Equity) Holdings, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,674,482
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,674,482

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,674,482
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

Based on 85,063,638 shares of Common Stock (as defined below) outstanding as of August 7, 2020, as disclosed by the Issuer (as defined below) in the Quarterly Report on Form 10-Q filed on August 10, 2020.

CUSIP NO. 38046C109

1	NAMES OF REPORTING PERSONS GTCR Partners XII/A&C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,674,482
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,674,482

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,674,482
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)

Based on 85,063,638 shares of Common Stock (as defined below) outstanding as of August 7, 2020, as disclosed by the Issuer (as defined below) in the Quarterly Report on Form 10-Q filed on August 10, 2020.

CUSIP NO. 38046C109

1	NAMES OF REPORTING PERSONS GTCR Investment XII LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,674,482
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,674,482

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,674,482
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)

Based on 85,063,638 shares of Common Stock (as defined below) outstanding as of August 7, 2020, as disclosed by the Issuer (as defined below) in the Quarterly Report on Form 10-Q filed on August 10, 2020.

Item 1.	Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Gogo Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is located at 111 North Canal St., Suite 1500, Chicago, Illinois 60606.

Item 2.	Identity and Background

(a) This Schedule 13D is being jointly filed by the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of Exchange Act: (i) Silver (Equity) Holdings, LP, a Delaware limited partnership, by virtue of its direct ownership of the shares of Common Stock reported herein (“Silver Equity”); (ii) GTCR Partners XII/A&C LP, a Delaware limited partnership (“Partners XII/A&C”), by virtue of it being the general partner of Silver Equity; and (iii) GTCR Investment XII LLC, a Delaware limited liability company (“Investment XII”), by virtue of it being the general partner of Partners XII/A&C.

The foregoing persons are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.” Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person.

Certain information required by this Item 2 concerning the executive officers and directors of Investment XII is set forth on Schedule A attached hereto, which is hereby incorporated by reference.

(b) The address of the principal business and principal office of each of the Reporting Persons is: 300 North LaSalle Street, Suite 5600, Chicago, Illinois 60654.

(c) The principal business of each of the Reporting Persons, including Partners XII/A&C as general partner of Silver Equity and Investment XII as general partner of Partners XII/A&C, is to make investments in securities and other interests in business organizations, domestic or foreign.

(d) During the last five years, none of the Reporting Person nor, to the best knowledge of such persons, any of the persons named in Schedule A, has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Person nor, to the best knowledge of such persons, any of the persons named in Schedule A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations

The Issuer’s shares of Common Stock covered by this Schedule 13D were purchased by Silver Equity for an aggregate purchase price of approximately $117,023,963. The purchases were funded by capital contributions from Silver Equity’s limited partners.

Item 4.	Purpose of Transaction

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons acquired the securities reported herein for investment purposes, subject to the following:

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including, without limitation, communicating with the board of directors of the Issuer (the “Board”), members of management or other security-holders of the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including, without limitation, legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may be taken individually by or on behalf of one or more of the Reporting Persons or together with one or more other persons or entities (including, without limitation, as part of a “group”), and may relate to various alternative courses of action, including, without limitation, those involving or related to: an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures involving the Issuer or any of its subsidiaries; the pursuit or entry into other material projects or transactions (including, without limitation, transactions involving one or more of the Reporting Persons or their respective affiliates or other stockholders of the Issuer or its subsidiaries, or any of their respective representatives); changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including board composition) or management of the Issuer; acting as a participant in debt or equity financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities; or any action similar to those enumerated above. The Reporting Persons may exchange information with the Issuer or other persons or entities, including without limitation, pursuant to confidentiality, exclusivity, expense reimbursement or similar agreements with the Issuer or such other persons or entities. As part of their investment, the Reporting Persons may consider, explore and develop plans, make proposals and negotiate agreements with respect to or relating to, among other things, the foregoing matters and may pursue other plans or proposals that relate to or could result in any of the matters set forth in this Item 4 of this Schedule 13D. The Reporting Persons may also take steps to explore or prepare for various plans, proposals or actions, or propose transactions, regarding any of the foregoing matters, before forming an intention to engage in any such plans, proposals or actions or proceed with any such transactions. The Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons or entities.

The Reporting Persons or their affiliates, acting individually or together with one or more other persons or entities (including, without limitation, as part of a “group”), may seek to acquire securities of the Issuer, including Common Stock and/or other equity, debt, notes or other financial instruments related to the Issuer or the Common Stock (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include, without limitation, distributing some or all of such securities to such Reporting Person’s respective direct or indirect partners, equity-holders or beneficial owners, as applicable) from time to time, in each case, in open market or private transactions, block sales or otherwise, or from time to time seek to modify the terms of any of such Issuer securities or financial instruments held by them, including, without limitation, through refinancing such securities or financial instruments, entering into derivatives transactions or other agreements or instruments that increase or decrease the Reporting Persons’ economic exposure with respect to their investment in the Issuer, pledging or granting control or proxies over their interest in such securities or financial instruments or amending, waiving, assigning, supplementing or otherwise modifying the contractual terms of such securities or financial instruments. If the Reporting Persons or their affiliates (or any “group” of which any of them are a part) were to acquire additional securities or financial instruments in the Issuer or its subsidiaries, the Reporting Persons’ ability to influence the Issuer’s management, the Board or the policies of the Issuer may increase. Any transaction that any of the Reporting Persons or their affiliates may pursue (including, without limitation, taking a control position in one or more of the Issuer’s securities described above) may be made at any time and from time to time with or without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, the Reporting Persons’ or such affiliates’ trading and investment strategies, subsequent developments affecting the Issuer, the Issuer’s business or the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons and their affiliates, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons and such affiliates.

Item 5.	Interest in Securities of the Issuer

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference.

(a) The following information is as of the date hereof and is based on 85,063,638 shares of Common Stock outstanding as of August 7, 2020, as disclosed by the Issuer in the Quarterly Report on Form 10-Q filed on August 10, 2020.

Silver Equity directly beneficially owns 12,674,482 shares of Common Stock, or approximately 14.9% of the Common Stock outstanding as of the date of this Schedule 13D.

Partners XII/A&C, solely in its capacity as the sole general partner of Silver Equity, may be deemed to possess indirect beneficial ownership of the 12,674,482 shares of Common Stock directly owned by Silver Equity, or approximately 14.9% of the Common Stock outstanding as of the date of this Schedule 13D. The filing of this Schedule 13D by Partners XII/A&C shall not be construed as an admission that Partners XII/A&C is, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the beneficial owner of such shares.

Investment XII, solely in its capacity as the sole general partner of Partners XII/A&C, may be deemed to possess indirect beneficial ownership of the 12,674,482 shares of Common Stock directly owned by Silver Equity, or approximately 14.9% of the Common Stock outstanding as of the date of this Schedule 13D. The filing of this Schedule 13D by Investment XII shall not be construed as an admission that Investment XII is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of such shares.

(b) For each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

(c) Except as set forth on Schedule B attached hereto, none of the Reporting Persons or, to the best knowledge of such persons, the persons named in Schedule A, has effected any transactions in the Common Stock during the past 60 days.

(d) Except as otherwise set forth in this Schedule 13D, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, securities covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Convertible Notes

The Reporting Persons or their affiliates hold $105,726,000 aggregate principal amount of the 6.00% Convertible Senior Notes due 2022 (the “Convertible Notes”) issued by the Issuer and are subject to the terms and conditions of the indenture, dated as of November 21, 2018, under which the Convertible Notes have been issued (the “Convertible Notes Indenture”) with U.S. Bank National Association as trustee, which is attached as Exhibit 2 hereto. The Convertible Notes are general senior unsecured obligations of the Issuer and certain of its subsidiaries, and upon conversion, the Convertible Notes are to be settled at the Issuer’s election in shares of Common Stock, cash or a combination of cash and shares of Common Stock. The initial conversion rate of the Convertible Notes is 166.6667 shares of Common Stock per $1,000 principal amount of Convertible Notes, which corresponds to an initial conversion price of approximately $6.00 per share. The conversion rate is subject to certain anti-dilution adjustments described in the Convertible Notes Indenture. Following a make-whole fundamental change described in the Convertible Notes Indenture, the Issuer will increase the conversion rate in certain circumstances for a holder who elects to convert its Convertible Notes in connection with such make-whole fundamental change. The Convertible Notes will be convertible by the holder thereof prior to January 15, 2022, only under certain circumstances (as set forth in the Indenture), and thereafter at any time until the second Scheduled Trading Day (as defined in the Indenture) immediately preceding May 15, 2022. The Convertible Notes bear interest at a rate of 6.00% per year, payable semi-annually in arrears on May 15 and November 15 of each year. The Convertible Notes will mature on May 15, 2022, unless earlier repurchased by the Issuer or converted. The Reporting Persons expressly disclaim beneficial ownership over any shares of Common Stock underlying the Convertible Notes.

Senior Secured Notes

The Reporting Persons or their affiliates hold $124,997,000.00 aggregate principal amount of the 9.875% Senior Secured Notes due 2024 (the “Senior Secured Notes”), issued by Gogo Intermediate Holdings LLC, a direct wholly owned subsidiary of the Issuer (“Gogo Intermediate”), and Gogo Finance Co. Inc., a wholly owned subsidiary of Gogo Intermediate and an indirect wholly owned subsidiary of the Issuer (“Gogo Finance”), under an indenture, dated as of April 25, 2019 (as supplemented by the first supplemental indenture dated as of May 3, 2019 and attached hereto as Exhibit 4, and the second supplemental indenture dated as of March 6, 2020 and attached hereto as Exhibit 5, the “Senior Secured Indenture”), among Gogo Intermediate, Gogo Finance, U.S. Bank National Association, as trustee and collateral agent, with the Issuer and certain of Issuer’s subsidiaries as guarantors under such Senior Secured Indenture and attached as Exhibit 3 hereto. The Senior Secured Notes are senior to the Convertible Notes and are secured by the Issuer and all of its existing and future restricted subsidiaries (other than Gogo Finance), subject to certain exceptions.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement

Exhibit 2	Indenture, dated November 21, 2018, between Gogo Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 4.1 to Form 8-K filed on November 21, 2018 (File No. 001-35975)).

Exhibit 3	Indenture, dated as of April 25, 2019, between Gogo Intermediate Holdings LLC, Gogo Finance Co. Inc., Gogo Inc., the Subsidiary Guarantors party thereto and U.S. Bank National Association, as trustee and collateral agent (incorporated by reference to Exhibit 4.3 to Form 8-K filed on April 25, 2019 (File No. 001-35975)).

Exhibit 4	First Supplemental Indenture, dated as of May 3, 2019, by and among Gogo Intermediate Holdings LLC, Gogo Finance Co. Inc., each of the guarantors party thereto and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to Form 8-K filed on May 3, 2019 (File No. 001-35975)).

Exhibit 5	Second Supplemental Indenture, dated as of March 6, 2020, by and among Gogo Air International GmbH, Gogo Intermediate Holdings LLC, Gogo Finance Co. Inc., each of the other guarantors party thereto and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.11 to Form 10-Q filed on May 11, 2020 (File No. 001-35975)).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 14, 2020

Silver (Equity) Holdings, LP

By:	GTCR Partners XII/A&C LP, its general partner
By:	GTCR Investment XII LLC, its general partner

By:	/s/ Jeffrey S. Wright
Name:	Jeffrey S. Wright
Title:	Principal

GTCR Partners XII/A&C LP

By:	GTCR Investment XII LLC, its general partner

By:	/s/ Jeffrey S. Wright
Name:	Jeffrey S. Wright
Title:	Principal

GTCR Investment XII LLC

By:	/s/ Jeffrey S. Wright
Name:	Jeffrey S. Wright
Title:	Principal

Schedule A

Investment XII is managed by a ten-member board of directors comprised of: Mark M. Anderson, Craig A. Bondy, James E. Bonetti, Aaron D. Cohen, Sean L. Cunningham, David A. Donnini, Michael F. Hollander, Constantine S. Mihas, Collin E. Roche and Benjamin J. Daverman.

The executive officers of Investment XII are: Jeffrey S. Wright, Christian B. McGrath, Anna May L. Trala and Mark A. Springer, each of whom serves as an Appointed Officer.

The principal occupation of each of the individuals listed on this Schedule A is serving as a principal or managing director of GTCR LLC. The business address of each such individual is GTCR Investment XII, 300 N. LaSalle Street, Suite 5600, Chicago, Illinois 60654.

The filing of this Statement shall not be construed as an admission that any of such individuals is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Schedule B

Transactions in the Past 60 Days by Silver (Equity) Holdings, LP

Date	Security	Number of Shares Acquired	Weighted Average Price Per Share
09/02/2020	Common Stock	1,583,948	$9.27
09/02/2020	Common Stock	5,116,986	$8.71
09/03/2020	Common Stock	940,000	$9.32
09/03/2020	Common Stock	969,066	$9.08
09/03/2020	Common Stock	1,458,123	$9.24
09/04/2020	Common Stock	2,563,113	$10.15
09/04/2020	Common Stock	43,246	$9.41

The above transactions were all effected on the open market.